

March 29, 2011

Mr. Kenneth A. Lewis
Franklin Resources Inc.
One Franklin Parkway
San Mateo, California 94403

> **Re:** **Franklin Resources Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed November 16, 2010**
> **File No. 1-9318**

Dear Mr. Lewis:

We have reviewed your response letter dated March 11, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1. We note your response to our prior comment two and have the following additional comments:
   - While we recognize that you disclose the details of your assets under management by investment objective and sales region, we continue to believe that you should revise future filings to quantify and discuss changes in your investment management fee rates by asset class. Given that your results are significantly impacted by your management fees, it appears that this information is important to allow a reader to more fully understand your performance. It also appears to us that this information should be supplemented by a general discussion of the performance of your most significant funds relative to benchmarks and/or competing fund performance.

- While we note the disclosures in your Form 10-Q for the quarter ended December 31, 2010 include a discussion of some of the underlying factors that impact your results, we continue to believe that you should revise future filings to quantify the impact of each factor on your results, where practicable.
- We continue to believe that you should include a more specific and comprehensive discussion regarding how sales, distribution and marketing expenses and compensation and benefits expenses compare to the related revenues. While we note that changes in these expenses may not directly correlate to changes in revenues, it appears to us that discussing changes in these expenses relative to changes in the related revenues would be beneficial and useful to investors.

Critical Accounting Policies, page 53
Fair Value Measurements, page 53

2. We note your response to our prior comment three. We continue to believe that you should revise future annual and quarterly filings to include sensitivity information regarding how changes in the value of your assets under management may impact your results. While we understand that this calculation is not straightforward, it would appear that it would be beneficial and useful to an investor to understand how changes in the value of your AUM, including the consideration of factors such as investment objectives, geographic regions and product mix, may impact your performance. Alternatively, please revise future filings to fully explain why you are unable to provide a meaningful sensitivity analysis.

Item 8. Financial Statements and Supplementary Data, page 64

3. We note your response to our prior comment four; however, it does not appear to us that your proposed revisions adequately convey the fact that your disclosures include changes in redeemable interests.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747, Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief